UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 SCHEDULE TO

(Amendment No. 1)

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(l) or 13(e)(l)

of the Securities Exchange Act of 1934

Optex Systems Holdings, Inc.
(Name of Subject Company (Issuer)

Optex Systems Holdings, Inc.
Name of Filing Person (Issuer))

Warrants to Purchase Common Stock

(Title of Class of Securities)

Stanley A. Hirschman President Optex Systems Holdings, Inc.	Copies of all correspondence to: Jolie Kahn, Esq. 2 Liberty Place, 34th floor Philadelphia, PA 19103 Fax (866) 705-3071
1420 Presidential Drive
Richardson, TX 75081-2439
Telephone (972) 644-0722

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction valuation	Amount of filing fee

$81,316.67	$9.32

☐	Check the box if any part of the fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A

Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a Tender Offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party Tender Offer subject to Rule 14d-1

☒ issuer Tender Offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the Tender Offer: ☐

SCHEDULE TO

This Amendment No. 1 (“Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (this “Schedule TO”) filed by Optex Systems Holdings, Inc., a Delaware corporation (the “Company”) originally filed with the United States Securities and Exchange Commission on July 19, 2012. The original Schedule TO relates to the offer by the Company to holders of the Company’s outstanding warrants, purchased in the Company’s March 2009 private placement (the “Warrants”), which would entitle the holders to purchase an aggregate of 8,131,667 shares of the Company, par value $0.00001 per share (the “Shares”), to purchase Shares at a reduction in the exercise price of the Warrants from $0.45 per share to $0.01 per share for a period of 30 days from the date of effectiveness of the Company’s Registration Statement on Form S-1, originally filed with the U.S. Securities and Exchange Commission on April 14, 2011 (“Registration Statement”). The maximum number of Shares that will be issued in connection with the Offer is 8,131,667. The offer is subject to the terms and conditions set forth in the Offer Letter, dated July 19, 2012 (the “Offer Letter”), a copy of which is filed herewith as Exhibit (a)(1)(A), (with any amendments or supplements thereto, collectively constitute the “Offer”). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The information in the Offer Letter and the related Election to Purchase attached as Exhibit A to the Warrant certificate is incorporated by reference as set forth below.

Only those items amended are reported in this Amendment. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment does not modify any of the information previously reported on the Schedule TO. All information in the Offer to Purchase and related Letter of Transmittal, including all schedules and annexes thereto, which were previously filed with the Schedule TO, remain unchanged except that such information is hereby amended and supplemented to the extent specifically provided for herein. You should read this Amendment together with the Schedule TO the Offer to Purchase dated July 2, 102 and the Letter of Transmittal.

ITEM 10. Financial Statements.

See Amendment to Offer Letter, which amends Item 9 of the Offer Leter filed as Exhibit (a)(1)(A) to the Schedule TO and is attached hereto as Exhibit (a)(1)(A)(i).

Item 12. Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer Letter (2)
(a)(1)(A)(i)	Amendment to Item 9 of Offer Letter
(a)(1)(B)	Form of Notice of Guaranteed Delivery (2)
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)(A)	Financial Statements of Optex Systems Holdings, Inc..(1)
(a)(5)(B)	The Company’s Annual Report on Form 10-K filed with the SEC on December 27, 2011, incorporated herein by reference.
(a)(5)(C)	The Company’s Quarterly Report on Form 10-Q filed with the SEC on February 15, 2012, incorporated herein by reference.
(a)(5)(D)	The Company’s Quarterly Report on Form 10-Q filed with the SEC on May 15, 2012, incorporated herein by reference.
(b)	Not applicable
(d)	Not applicable
(g)	Not applicable
(h)	Not applicable

(1)	Incorporated herein by reference are (i) the Company’s financial statements that were filed with its Annual Report on Form 10-K for the year ended October 2, 2011 filed with the Securities and Exchange Commission on December 27, 2011, (ii) the Company’s financial results for the first quarter ended January 1, 2012, that were included in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 15, 2012, and (iii) the Company’s financial results for the second quarter ended April 1, 2012, that were included in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2012. In addition, the information set forth in the Offer Letter under “The Offer, Section 9. Financial Information Regarding the Company” is incorporated herein by reference.

(2)	Filed as an exhibit to the original Schedule TO filed with the United States Securities and Exchange Commission on July 19, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	By:	/s/ Stanley A. Hirschman
Name: Stanley A. Hirschman
Title: President

Date: August 6, 2012

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer Letter (2)
(a)(1)(A)(i)	Amendment to Item 9 of Offer Letter
(a)(1)(B)	Form of Notice of Guaranteed Delivery (2)
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)(A)	Financial Statements of Optex Systems Holdings, Inc..(1)
(a)(5)(B)	The Company’s Annual Report on Form 10-K filed with the SEC on December 27, 2011, incorporated herein by reference.
(a)(5)(C)	The Company’s Quarterly Report on Form 10-Q filed with the SEC on February 15, 2012, incorporated herein by reference.
(a)(5)(D)	The Company’s Quarterly Report on Form 10-Q filed with the SEC on May 15, 2012, incorporated herein by reference.
(b)	Not applicable
(d)	Not applicable
(g)	Not applicable
(h)	Not applicable

(1)	(i) the Company’s financial statements that were filed with its Annual Report on Form 10-K for the year ended October 2, 2011 filed with the Securities and Exchange Commission on December 27, 2011, (ii) the Company’s financial results for the first quarter ended January 1, 2012, that were included in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 15, 2012, and (iii) the Company’s financial results for the second quarter ended April 1, 2012, that were included in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2012. In addition, the information set forth in the Offer Letter under “The Offer, Section 9. Financial Information Regarding the Company” is incorporated herein by reference.

(2)	Filed as an exhibit to the original Schedule TO filed with the United States Securities and Exchange Commission on July 19, 2012.

Exhibit (a)(1)(A)(i)

AMENDMENT TO

OFFER LETTER

TO ALL HOLDERS OF WARRANTS

TO EXERCISE WARRANTS FOR SHARES OF COMMON STOCK

OF

OPTEX SYSTEMS HOLDINGS, INC.

AUGUST 6, 2012

This Amendment to Offer Letter amends Item 9 (by replacing it in its entirety) of the Offer Letter dated July 19, 2012, which was attached as Exhibit (a)(1)(A)(i) to Optex Systems Holding, Inc.’s Schedule TO filed with the United States Securities and Exchange Commission on July 19, 2012.

9. FINANCIAL INFORMATION REGARDING THE COMPANY

The Company incorporates (i) the Company’s financial statements that were filed with its Annual Report on Form 10-K for the year ended October 2, 2011 filed with the Securities and Exchange Commission on December 27, 2011, (ii) the Company’s financial results for the first quarter ended January 1, 2012, that were included in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 15, 2012, and (iii) the Company’s financial results for the second quarter ended April 1, 2012, that were included in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2012. In addition, the information set forth in the Offer Letter under “The Offer, Section 9. Financial Information Regarding the Company” is incorporated herein by reference. Copies of these reports may be obtained as set forth below under “13. Additional Information; Miscellaneous.”

 Presented in the table below is the following summary financial information:

●	unaudited consolidated financial and operational data for the six months ended April 1, 2012, which have been derived from our unaudited consolidated financial statements included in our Quarterly Report on Form 10-Q for the period ended April 1, 2012 filed with the SEC on May 15, 2012;

●	consolidated financial and operational data for the years ended October 3, 2010 and October 2, 2011and the selected consolidated balance sheet data as at October 3, 2010 and October 2, 2011, which have been derived from our audited consolidated financial statements included in our annual report on Form 10-K for the year ended October 2, 2011 filed with the SEC on December 27, 2011; and

●	unaudited consolidated pro forma financial data for the three months ended April 1, 2012 and for the fiscal year ended October 2, 2011, giving effect to the Offer, assuming that 100% and 50% of the outstanding Warrants are exercised in the Offer.

Results for interim periods are not indicative of those to be expected for any future period.  Unaudited pro forma financial and operational data is presented for illustrative and information al purposes only, and is not necessarily indicative of the Company’s financial condition and results of operations had the Offer been completed during the period presented, nor does it purport to represent the results of the Company for any future period.

The summary consolidated financial data should be read in conjunction with those financial statements and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our annual report on Form 10-K for the year ended October 2, 2011 and our Quarterly Report on Form 10-Q for the period ended April 1, 2012. Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.  More comprehensive financial information is included in such reports and the financial information which follows is quantified in its entirety by reference to such reports and all of the financial statements and related notes contained therein, copies of which may be obtained as set forth below under “13. Additional Information; Miscellaneous.”

	(Thousands)
	As of and for the years ended		As of and for the six months ended		Pro Forma as of and for the year ended October 2, 2011		Pro Forma as of and for the three months ended April 1, 2012
	October 3, 2010	October 2, 2011	April 3,2011	April 1 ,2012	Assuming 100% of outstanding Warrants exercised	Assuming 50% of outstanding Warrants exercised	Assuming 100% of outstanding Warrants exercised	Assuming 50% of outstanding Warrants exercised
Total assets	$10,850	$9,497	$9,964	$10,859	$9,578	$9,538	$10,940	$10,900
Total liabilities	3,826	1,795	2,857	3,156	1,795	1,795	3,156	3,156
Long term debt	-	-		-	-	-	-	-
Equity:
Common stock	139	139	139	144	148	144	149	145
Preferred stock	-	-	-	-	-	-	-	-
Additional paid in capital	17,162	17,662	17,415	17,670	17,735	17,698	17,746	17,709
Retained earnings	(10,277)	(10,099)	(10,447)	(10,111)	(10,099)	(10,099)	(10,111)	(10,111)
Total stockholders’ equity	$7,024	$7,702	$7,107	$7,703	$7,783	$7,743	$7,784	$7,744

Total Revenues	$22,902	$16,227	$8,740	$8,133	$16,227	$16,227	$3,863	$3,863
Gross Margin	869	2,486	1,255	1,338	2,486	2,486	636	636
Income (Loss) Before Taxes	(9,926)	4	53	-	4	4	(16)	(16)
Income tax (provision) benefit	314	587	(20)	(118)	587	587	(53)	(53)
Preferred Stock Dividend	(390)	(413)	(203)	106	(413)	(413)	213	213
Net income (loss) applicable to common shareholders	$(10,002)	$178	$(170)	$(12)	$178	$178	$144	$144

Shares outstanding (1)	139,444,940	139,444,940	139,444,940	140,324,060	147,576,607	143,510,774	149,334,848	145,269,015

Book value per share (1)	0.05	$0.05	$0.05	$0.05	$0.05	$0.05	$0.05	$0.05
Earnings per share –	(0.07)	$0.00	$(0.00)	$(0.00)	$0.00	$0.00	$0.00	$0.00

*For the periods ending October 3, 2010, October 2, 2011,  and April 1, 2012 outstanding Series A Preferred Stock, Warrants, and Options have been excluded as anti dilutive, as such the diluted earnings per share calculation is not applicable.